Exhibit 3.2

AMENDMENT NO. 1 TO
AMENDED AND RESTATED BY-LAWS OF
1-800-FLOWERS.COM, INC.

The By-Laws of 1-800-FLOWERS.COM, Inc., a Delaware corporation, are hereby amended by deleting Sections 1, 2 and 12 of Article IV and replacing such sections respectively with the following:

“Section 1.  The number of directors which shall constitute the whole Board shall be determined by resolution of the Board of Directors or by stockholders at the annual meeting of the stockholders, except as provided in Section 2 of this Article.  Each director shall be elected for a term of office that shall expire at the next annual meeting of stockholders following his or her election, and each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal.  Directors need not be stockholders.”

“Section 2.  Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by 66.67% of the directors then in office, though less than a quorum or by a sole remaining director, and the directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner replaced.  If there are no directors in office, then an election of directors may be held in the manner provided by statute.  If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the Total Voting Power, summarily order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.”

“Section 12.  Except as may otherwise be provided by the General Corporation Law of Delaware or the Company’s Certificate of Incorporation, as amended and in effect from time to time, any director or the entire Board of Directors may be removed, at any time, with or without cause, by the affirmative vote of the holders of a majority of the Total Voting Power.”

The foregoing is certified as an Amendment to the Amended and Restated By-Laws of 1-800-FLOWERS.COM, Inc. as adopted by the Board of Directors on September 14, 2016, and effective as of December 13, 2016.

By: /s/ Christopher G. McCann Christopher G. McCann Chief Executive Officer and President